NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL:   RUS

RUSSEL METALS' EXECUTIVE SHARE PURCHASE

TORONTO, CANADA -- August 4, 2004  -- Russel Metals Inc. announced that the Chief Executive Officer and other senior executives have exercised stock options.

Edward M. Siegel, Jr., Chief Executive Officer, exercised 260,000 common share options and sold 250,165 and currently holds 800,000 common shares worth approximately $9.28 million.  Mr. Siegel has 600,000 common share options remaining after the exercise.

Brian R. Hedges, Chief Financial Officer, exercised and sold 105,000 common shares.  After giving effect to the trade, Mr. Hedges currently holds 188,300 common shares worth $2.18 million and 265,000 common share options.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy tubular products and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401

Web site : www.russelmetals.com

e-mail: info@russelmetals.com